EXHIBIT 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Nine Months Ended			Year Ended
(in thousands except ratios)	April 1, 2007	July 2, 2006	July 3, 2005	June 27, 2004	June 29, 2003	June 30, 2002
Earnings
Earnings from continuing operation before income taxes	$ 445,607	$ 616,808	$ 619,964	$ 462,213	$ 333,226	$ 278,350
Fixed charges	2,131	3,110	3,663	3,716	1,903	1,139
Interest capitalized	-	-	-	-	-	-
Earnings	447,738	619,918	623,627	465,929	335,129	279,489

Fixed charges
Interest expensed	1,298	1,877	2,030	2,149	555	-
Interest capitalized	-	-	-	-	-	-
Estimate of interest in rent expense	833	1,233	1,633	1,567	1,348	1,139
Fixed charges	$ 2,131	$ 3,110	$ 3,663	$ 3,716	$ 1,903	$ 1,139

Ratio of earnings to fixed charges	210x	199x	170x	125x	176x	245x